As filed with the Securities and Exchange Commission on January 4, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

CĪON INVESTMENT CORPORATION
(Name of Subject Company (Issuer))
CĪON INVESTMENT CORPORATION
(Names of filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
17259U 105
(CUSIP Number of Class of Securities)

Michael A. Reisner
Co-President and Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Richard Horowitz, Esq.
Matthew Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500
Fax: (212) 698-3599

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$26,523,782.34	$3,074.11*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,101.40
Form or Registration No.:  Schedule TO
Filing Party:  CῙON Investment Corporation
Date Filed:  November 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

FINAL AMENDMENT TO TENDER OFFER STATEMENT

    This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on November 18, 2016, as supplemented and amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 8, 2016 ("Amendment No. 1"), by CĪON Investment Corporation, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 2,943,816.02 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2015). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 18, 2016, and the related Letter of Transmittal, as supplemented and amended by Amendment No. 1 (together, the “Offer”). The Offer terminated at 5:00 P.M., Eastern Time, on December 30, 2016, and a total of 810,031.736 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 810,031.736 Shares validly tendered and not withdrawn at a price equal to $9.05 per Share (an amount equal to the estimated net asset value per share of the Company's common stock on January 4, 2017) for an aggregate purchase price of $7,330,787.21.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2017
CĪON Investment Corporation
By: /s/ Michael A. Reisner
Name: Michael A. Reisner Title: Co-President and Co-Chief Executive Officer